Exhibit 99.1

Sundial Announces Completion of Financial Restructuring and Debt-Free Status

CALGARY, AB, Dec. 21, 2020 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") announced today that the Company is debt-free, following the prepayment of the remaining outstanding principal under its senior secured non-revolving term credit facility (the "Facility") of $21.9 million. As of today, no debt remains outstanding. All amounts are denominated in Canadian dollars unless otherwise noted.

"While many cannabis companies have significant debt burdens, Sundial is proud to announce that we are now debt-free," said Zach George, Sundial's CEO.  "In February 2020, the global pandemic was just emerging, Sundial was running out of cash just two quarters after its IPO, and we were in breach of covenants under the terms of our senior secured credit facility. Through a combination of asset sales, debt for equity swaps, capital raises, and cash repayments, we have eliminated $227 million in debt this year.  Our financial restructuring is now complete, enabling us to bring greater focus to what really matters – delighting consumers."

Sundial has a current unrestricted cash balance of approximately $62 million and outstanding common shares of 840 million. The total Facility prepayment in the past week of $71.9 million will result in an annualized reduction in interest costs of $3.6 million and removes all covenants and restrictions on the Company's ability to pursue strategic opportunities.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's debt position, cash balance outstanding shares and statements regarding the Company's future strategic initiatives. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see the risk factors identified in the Company's filings with the U.S. Securities and Exchange Commission, including those identified in the Company's Annual Report on Form 20-F, for a discussion of the material risks that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 06:00e 21-DEC-20